Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Interim Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

		As at
	Notes	March 31, 2023	December 31, 2022

ASSETS
Current assets
Cash		$6,445	$5,464
Trade and other receivables		233,411	228,485
Financial derivatives	17	19,315	10,105
		259,171	244,054
Non-current assets
Exploration and evaluation assets	5	165,958	168,684
Oil and gas properties	6	4,685,902	4,620,766
Other plant and equipment		6,646	6,568
Lease assets		8,164	6,453
Deferred income tax asset	14	54,218	57,244
		$5,180,059	$5,103,769

LIABILITIES
Current liabilities
Trade and other payables		$269,177	$272,195
Lease obligations		4,699	3,521
Asset retirement obligations	9	12,884	12,813
		286,760	288,529
Non-current liabilities
Trade and other payables		1,845	9,209
Credit facilities	7	407,473	383,031
Long-term notes	8	547,698	547,598
Lease obligations		3,596	3,017
Asset retirement obligations	9	569,810	576,110
Deferred income tax liability	14	278,146	265,858
		2,095,328	2,073,352

SHAREHOLDERS’ EQUITY
Shareholders' capital	10	5,503,085	5,499,664
Contributed surplus		89,879	89,879
Accumulated other comprehensive income		755,647	756,195
Deficit		(3,263,880)	(3,315,321)
		3,084,731	3,030,417
		$5,180,059	$5,103,769

Subsequent event (note 3 and note 17)

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

		Three Months Ended March 31
	Notes	2023	2022

Revenue, net of royalties
Petroleum and natural gas sales	13	$555,336	$673,825
Royalties		(93,253)	(122,720)
		462,083	551,105

Expenses
Operating		112,408	100,766
Transportation		17,005	9,215
Blending and other		59,681	41,440
General and administrative		11,734	11,682
Transaction costs	3	8,871	—
Exploration and evaluation	5	163	3,570
Depletion and depreciation		165,999	140,791
Share-based compensation	11	9,823	3,945
Financing and interest	15	23,725	24,244
Financial derivatives (gain) loss	17	(14,625)	240,627
Foreign exchange gain	16	(63)	(14,345)
Loss (gain) on dispositions		336	(234)
Other income		(1,058)	(1,032)
		393,999	560,669
Net income (loss) before income taxes		68,084	(9,564)
Income tax expense (recovery)	14
Current income tax expense		1,120	910
Deferred income tax expense (recovery)		15,523	(67,332)
		16,643	(66,422)
Net income		$51,441	$56,858
Other comprehensive loss
Foreign currency translation adjustment		(548)	(28,079)
Comprehensive income		$50,893	$28,779

Net income per common share	12
Basic		$0.09	$0.10
Diluted		$0.09	$0.10

Weighted average common shares (000's)	12
Basic		545,062	565,518
Diluted		548,078	569,705

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Notes	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2021		$5,736,593	$13,559	$632,103	$(4,170,926)	$2,211,329
Vesting of share awards		8,429	(8,429)	—	—	—
Share-based compensation		—	1,706	—	—	1,706
Comprehensive income (loss)		—	—	(28,079)	56,858	28,779
Balance at March 31, 2022		$5,745,022	$6,836	$604,024	$(4,114,068)	$2,241,814
Balance at December 31, 2022		$5,499,664	$89,879	$756,195	$(3,315,321)	$3,030,417
Vesting of share awards	10	3,421	—	—	—	3,421
Share-based compensation	11	—	—	—	—	—
Comprehensive income (loss)		—	—	(548)	51,441	50,893
Balance at March 31, 2023		$5,503,085	$89,879	$755,647	$(3,263,880)	$3,084,731

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

		Three Months Ended March 31
	Notes	2023	2022

CASH PROVIDED BY (USED IN):
Operating activities
Net income		$51,441	$56,858
Adjustments for:
Non-cash share-based compensation	11	—	1,706
Unrealized foreign exchange gain	16	(213)	(14,548)
Exploration and evaluation	5	163	3,570
Depletion and depreciation		165,999	140,791
Non-cash financing and interest	15	5,350	3,817
Non-cash other income	9	(1,271)	(1,282)
Unrealized financial derivatives (gain) loss	17	(9,210)	156,261
Loss (gain) on dispositions		336	(234)
Deferred income tax expense (recovery)	14	15,523	(67,332)
Asset retirement obligations settled	9	(4,126)	(3,293)
Change in non-cash working capital		(39,054)	(77,340)
Cash flows from operating activities		184,938	198,974

Financing activities
Increase (decrease) in credit facilities		24,551	(78,142)
Payments on lease obligations		(1,155)	(1,174)
Cash flows from (used in) financing activities		23,396	(79,316)

Investing activities
Additions to exploration and evaluation assets	5	(490)	(3,559)
Additions to oil and gas properties	6	(233,136)	(150,263)
Additions to other plant and equipment		(441)	(374)
Property acquisitions		(506)	(59)
Proceeds from dispositions		235	27
Change in non-cash working capital		26,985	34,570
Cash flows used in investing activities		(207,353)	(119,658)

Change in cash		981	—
Cash, beginning of period		5,464	—
Cash, end of period		$6,445	$—

Supplementary information
Interest paid		$30,469	$30,348
Income taxes paid		$—	$—

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended March 31, 2023 and 2022
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.     REPORTING ENTITY

Baytex Energy Corp. (the “Company” or “Baytex”) is an energy company engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the state of Texas in the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.     BASIS OF PRESENTATION

The condensed consolidated interim financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These condensed consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2022.

The consolidated financial statements were approved by the Board of Directors of Baytex on May 4, 2023.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. References to “US$” are to United States ("U.S.") dollars. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2022 are available through its filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

Estimation Uncertainty

Management makes judgements and assumptions about the future in deriving estimates used in preparation of these consolidated financial statements in accordance with IFRS. Sources of estimation uncertainty include estimates used to determine economically recoverable oil, natural gas, and natural gas liquids reserves, the recoverable amount of long-lived assets or cash generating units, the fair value of financial derivatives, the provision for asset retirement obligations and the provision for income taxes and the related deferred tax assets and liabilities.

Environmental Reporting Regulations

Environmental reporting for public enterprises continues to evolve and the Company may be subject to additional future disclosure requirements. The International Sustainability Standards Board has issued an IFRS Sustainability Disclosure Standard with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Securities Administrators have also issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting requirements for Canadian Public Companies. Baytex continues to monitor developments on these reporting requirements and has not yet quantified the cost to comply with these regulations.

Significant Accounting Policies

The accounting policies, critical accounting judgments and significant estimates used in these consolidated financial statements are consistent with those used in the preparation of the 2022 annual financial statements.

3.     PROPOSED BUSINESS COMBINATION

On February 28, 2023, Baytex announced that it has entered into a definitive agreement (the “Agreement”) to acquire Ranger Oil Corporation (“Ranger”), an oil and gas exploration and production company with operations in the Eagle Ford (the "Merger Transaction"). The Merger Transaction has been unanimously approved by the Boards of Directors of Baytex and Ranger and is expected to close in the second quarter of 2023, subject to approval by the shareholders of both companies and the satisfaction of other customary closing conditions.

The Agreement provides that, upon the occurrence of certain termination events, either of the parties may be required to pay the other party their respective termination fees, being the Ranger termination fee of US$60 million and the Baytex termination fee of US$100 million.

The Merger Transaction will be funded with a combination of cash and shares. Baytex will issue 7.49 common shares for each Ranger share and pay US$13.31 per Ranger share along with assuming Ranger’s net debt. The cash portion of the transaction will be funded with Baytex’s expanded credit facility which will increase to US$1.1 billion upon the closing of the transaction, up to US$250 million from a two-year term loan facility, and the proceeds from the issuance of US$800 million senior unsecured notes due 2030. Baytex closed the US$800 million principal amount senior unsecured note offering on April 27, 2023 with the proceeds deposited into escrow subject to completion of the Merger Transaction.

During the three months ended March 31, 2023, Baytex incurred $8.9 million of transaction costs, including consulting, financial advisory, legal and filing fees related to the Merger Transaction.

4.    SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;
•U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the Eagle Ford in Texas.; and
•Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended March 31	2023	2022	2023	2022	2023	2022	2023	2022

Revenue, net of royalties
Petroleum and natural gas sales	$385,622	$453,704	$169,714	$220,121	$—	$—	$555,336	$673,825
Royalties	(43,855)	(57,676)	(49,398)	(65,044)	—	—	(93,253)	(122,720)
	341,767	396,028	120,316	155,077	—	—	462,083	551,105

Expenses
Operating	91,180	78,540	21,228	22,226	—	—	112,408	100,766
Transportation	17,005	9,215	—	—	—	—	17,005	9,215
Blending and other	59,681	41,440	—	—	—	—	59,681	41,440
General and administrative	—	—	—	—	11,734	11,682	11,734	11,682
Transaction costs	—	—	—	—	8,871	—	8,871	—
Exploration and evaluation	163	3,570	—	—	—	—	163	3,570
Depletion and depreciation	119,471	101,082	44,964	38,364	1,564	1,345	165,999	140,791
Share-based compensation	—	—	—	—	9,823	3,945	9,823	3,945
Financing and interest	—	—	—	—	23,725	24,244	23,725	24,244
Financial derivatives (gain) loss	—	—	—	—	(14,625)	240,627	(14,625)	240,627
Foreign exchange gain	—	—	—	—	(63)	(14,345)	(63)	(14,345)
Loss (gain) on dispositions	336	(234)	—	—	—	—	336	(234)
Other (income) expense	(1,271)	(1,282)	—	—	213	250	(1,058)	(1,032)
	286,565	232,331	66,192	60,590	41,242	267,748	393,999	560,669
Net income (loss) before income taxes	55,202	163,697	54,124	94,487	(41,242)	(267,748)	68,084	(9,564)
Income tax expense (recovery)
Current income tax expense							1,120	910
Deferred income tax expense (recovery)							15,523	(67,332)
							16,643	(66,422)
Net income (loss)	$55,202	$163,697	$54,124	$94,487	$(41,242)	$(267,748)	$51,441	$56,858

Additions to exploration and evaluation assets	490	3,559	—	—	—	—	490	3,559
Additions to oil and gas properties	184,116	122,571	49,020	27,692	—	—	233,136	150,263
Property acquisitions	506	59	—	—	—	—	506	59
Proceeds from dispositions	(235)	(27)	—	—	—	—	(235)	(27)

	March 31, 2023	December 31, 2022
Canadian assets	$2,839,330	$2,779,596
U.S. assets	2,306,604	2,301,047
Corporate assets	34,125	23,126
Total consolidated assets	$5,180,059	$5,103,769

5.    EXPLORATION AND EVALUATION ASSETS

	March 31, 2023	December 31, 2022
Balance, beginning of period	$168,684	$172,824
Capital expenditures	490	6,359
Property acquisitions	506	301
Divestitures	(788)	(498)
Property swaps	978	385
Impairment reversal	—	22,503
Exploration and evaluation expense	(163)	(30,239)
Transfer to oil and gas properties (note 6)	(3,712)	(8,496)
Foreign currency translation	(37)	5,545
Balance, end of period	$165,958	$168,684

At March 31, 2023, there were no indicators of impairment or impairment reversal for exploration and evaluation assets in any of the Company's cash generating units ("CGUs").

At December 31, 2022, the Company identified indicators of impairment reversal for the exploration and evaluation assets within the Peace River CGU due to an increase in land sale values. The recoverable amount for the Peace River CGU exceeded its carrying value and an impairment reversal of $22.5 million was recorded at December 31, 2022. The recoverable amount was based on the CGU's fair value less costs of disposal ("FVLCD") and was estimated with reference to arm's length transactions in comparable locations and the discounted cash flows associated with the Company's future development plans.

6.    OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2021	$11,633,517	$(7,169,146)	$4,464,371
Capital expenditures	515,183	—	515,183
Property acquisitions	1,173	—	1,173
Transfers from exploration and evaluation assets (note 5)	8,496	—	8,496
Change in asset retirement obligations (note 9)	(147,020)	—	(147,020)
Divestitures	(265,166)	241,892	(23,274)
Impairment reversal	—	245,241	245,241
Foreign currency translation	296,033	(158,404)	137,629
Depletion	—	(581,033)	(581,033)
Balance, December 31, 2022	$12,042,216	$(7,421,450)	$4,620,766
Capital expenditures	233,136	—	233,136
Transfers from exploration and evaluation assets (note 5)	3,712	—	3,712
Change in asset retirement obligations (note 9)	(5,058)	—	(5,058)
Divestitures	(1,884)	1,511	(373)
Property swaps	(4,734)	3,756	(978)
Foreign currency translation	(1,998)	1,130	(868)
Depletion	—	(164,435)	(164,435)
Balance, March 31, 2023	$12,265,390	$(7,579,488)	$4,685,902

At March 31, 2023, there were no indicators of impairment or impairment reversal for oil and gas properties in any of the Company's CGUs.

At December 31, 2022, the Company identified indicators of impairment reversal for oil and gas properties in five of our six CGUs due to the increase in forecasted commodity prices in addition to changes in proved plus probable reserves. The recoverable amounts for three CGUs exceeded their carrying values which resulted in an impairment reversal of $245.2 million recorded at December 31, 2022. The recoverable amount for each CGU was based on its FVLCD which was estimated using a discounted cash flow model of proved plus probable cash flows from an independent reserve report prepared as at December 31, 2022. The after-tax discount rates applied to the cash flows were between 12% and 23%.

7.    CREDIT FACILITIES

	March 31, 2023	December 31, 2022
Credit facilities - U.S. dollar denominated (1)	$27,595	$30,394
Credit facilities - Canadian dollar denominated	382,058	355,000
Credit facilities - principal (2)	409,653	385,394
Unamortized debt issuance costs	(2,180)	(2,363)
Credit facilities	$407,473	$383,031
(1)U.S. dollar denominated credit facilities balance was US$20.4 million as at March 31, 2023 (December 31, 2022 - US$22.5 million).
(2)The increase in the principal amount of the credit facilities outstanding from December 31, 2022 to March 31, 2023 is the result of net draws of $24.5 million, partially offset by a decrease in the reported amount of U.S. denominated debt of $0.3 million due to foreign exchange.

At March 31, 2023, Baytex had US$850 million of revolving credit facilities (the "Credit Facilities") that mature on April 1, 2026. The Credit Facilities are comprised of a US$50 million operating loan and a US$600 million syndicated revolving loan for Baytex and a US$10 million operating loan and a US$190 million syndicated revolving loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc.

In connection with the Merger Transaction, we have entered into credit facility commitments with a syndicate of banks to provide aggregate debt commitments of US$1.75 billion comprised of a US$1.0 billion revolving credit facility (an increase from the committed amount of US$850 million in aggregate as of April 1, 2022), a two-year term loan of up to US$250 million and 364-day bridge loan facility in an aggregate principal amount of US$500 million (the "Bridge Loan"). The Bridge Loan was cancelled as of April 28, 2023. At closing of the merger with Ranger we expect to increase the capacity of the revolving credit facilities to US$1.1 billion. The amended agreement will contain an additional financial covenant of a maximum Total Debt to EBITDA ratio of 4.0:1.0.

The Credit Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. There are no mandatory principal payments required prior to maturity which could be extended upon our request. The Credit Facilities contain standard commercial covenants in addition to the financial covenants detailed below. Advances under the Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or secured overnight financing rates ("SOFR"), plus applicable margins.

The weighted average interest rate on the Credit Facilities was 6.0% for the three months ended March 31, 2023 (2.4% for three months ended March 31, 2022).

The following table summarizes the financial covenants applicable to the Credit Facilities and our compliance therewith at March 31, 2023.

Covenant Description	Position as at March 31, 2023	Covenant
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.3:1.0	3.5:1.0
Interest Coverage (3) (Minimum Ratio)	15.4:1.0	2.0:1.0
(1)"Senior Secured Debt" is calculated in accordance with the credit facility agreement and is defined as the principal amount of the Credit Facilities and other secured obligations identified in the credit facility agreement. As at March 31, 2023, the Company's Senior Secured Debt totaled $409.7 million.
(2)"Bank EBITDA" is calculated based on terms and definitions set out in the credit facility agreement which adjusts net income or loss for financing and interest expenses, income tax, non-recurring losses, certain specific unrealized and non-cash transactions and is calculated based on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended March 31, 2023 was $1.2 billion.
(3)"Interest coverage" is calculated in accordance with the credit facility agreement and is computed as the ratio of Bank EBITDA to financing and interest expense, excluding certain non-cash transactions, and is calculated on a trailing twelve-month basis. Financing and interest expense for the twelve months ended March 31, 2023 was $78.1 million.

At March 31, 2023, Baytex had $15.7 million of outstanding letters of credit under a $20 million uncommitted unsecured demand revolving letter of credit facility (December 31, 2022 - $15.7 million outstanding). Letters of credit under this facility are guaranteed by Export Development Canada and do not use capacity available under the Credit Facilities.

8.    LONG-TERM NOTES

	March 31, 2023	December 31, 2022
8.75% notes due April 1, 2027 (1)	$554,351	$554,597
Total long-term notes - principal (2)	554,351	554,597
Unamortized debt issuance costs	(6,653)	(6,999)
Total long-term notes - net of unamortized debt issuance costs	$547,698	$547,598
(1)The U.S. dollar denominated principal outstanding of the 8.75% notes was US$409.8 million as at March 31, 2023 (December 31, 2022 - US$409.8 million).
(2)The decrease in the principal amount of long-term notes outstanding from December 31, 2022 to March 31, 2023 is the result of changes in the reported amount of U.S. denominated debt of $0.2 million due to changes in the CAD/USD exchange rate used to translate the U.S. denominated amount of long-term notes outstanding.

On April 27, 2023, we closed the offering of the US$800 million aggregate principal amount of senior unsecured notes due 2030 ("8.5% Senior Notes") in a private offering. The 8.5% Senior Notes were priced at 98.709% of par and will bear interest at a rate of 8.5% per annum and mature on April 30, 2030. Proceeds from the 8.5% Senior Notes will initially be deposited into escrow and will be released at closing of the merger with Ranger.

The long-term notes do not contain any significant financial maintenance covenants but do contain standard commercial covenants for debt incurrence and restricted payments.

9.    ASSET RETIREMENT OBLIGATIONS

	March 31, 2023	December 31, 2022
Balance, beginning of period	$588,923	$743,683
Liabilities incurred	8,525	19,942
Liabilities settled	(4,126)	(18,351)
Liabilities acquired from property acquisitions	—	950
Liabilities divested	(590)	(3,464)
Accretion (note 15)	4,826	15,683
Government grants (1)	(1,271)	(4,009)
Change in estimate	1,377	6,124
Changes in discount and inflation rates (2)	(14,960)	(173,086)
Foreign currency translation	(10)	1,451
Balance, end of period	$582,694	$588,923
Less current portion of asset retirement obligations	12,884	12,813
Non-current portion of asset retirement obligations	$569,810	$576,110
(1)    During the three months ended March 31, 2023, Baytex recognized $1.3 million of non-cash other income and a reduction in asset retirement obligations related to government grants provided by the Government of Alberta and the Government of Saskatchewan ($4.0 million for the year ended December 31, 2022).
(2)    The discount and inflation rates at March 31, 2023 were 3.0% and 1.7%, respectively (December 31, 2022 - 3.3% and 2.1%).

10.    SHAREHOLDERS' CAPITAL

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. At March 31, 2023, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meeting of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

During 2022, the TSX accepted Baytex's notice of intention to implement a Normal Course Issuer Bid ("NCIB"). Under the terms of the NCIB, the Company may purchase for cancellation up to 56.3 million common shares over the 12-month period commencing May 9, 2022. The number of shares authorized for repurchase represents 10% of the Company's public float as at April 29, 2022. Purchases are made on the open market at prices prevailing at the time of the transaction.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2021	564,213	$5,736,593
Vesting of share awards	5,035	8,501
Common shares repurchased and cancelled	(24,318)	(245,430)
Balance, December 31, 2022	544,930	$5,499,664
Vesting of share awards	623	3,421
Balance, March 31, 2023	545,553	$5,503,085

11.    SHARE-BASED COMPENSATION PLAN

For the three months ended March 31, 2023 the Company recorded total share-based compensation expense of $9.8 million ($3.9 million for the three months ended March 31, 2022) which is comprised of the expense related to cash-settled awards and the associated equity total return swaps ($2.2 million for the three months ended March 31, 2022).

The Company's closing share price on March 31, 2023 was $5.07 (March 31, 2022 - $5.45).

Share Award Incentive Plan

Baytex has a Share Award Incentive Plan pursuant to which it issues restricted and performance awards. A restricted award entitles the holder of each award to receive one common share of Baytex or the equivalent cash value at the time of vesting. A performance award entitles the holder of each award to receive between zero and two common shares or the cash equivalent value on vesting; the number of common shares issued is determined by a performance multiplier. The multiplier can range between zero and two and is calculated based on a number of factors determined and approved by the Board of Directors on an annual basis. The Share Awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in trade and other payables.

The weighted average fair value of share awards granted during the three months ended March 31, 2023 was $5.49 per restricted and performance award ($5.68 for the three months ended March 31, 2022).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards	Total number of share awards
Balance, December 31, 2021	2,093	7,381	9,474
Granted	68	1,391	1,459
Vested	(1,377)	(3,630)	(5,007)
Forfeited	(22)	(346)	(368)
Balance, December 31, 2022	762	4,796	5,558
Granted	—	2,159	2,159
Vested	(684)	(3,767)	(4,451)
Forfeited	(10)	(55)	(65)
Balance, March 31, 2023	68	3,133	3,201

Incentive Award Plan

Baytex has an Incentive Award Plan whereby the holder of each incentive award is entitled to receive a cash payment equal to the value of one Baytex common share at the time of vesting. The incentive awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in trade and other payables.

During the three months ended March 31, 2023, Baytex granted 1.5 million awards under the Incentive Award Plan at a fair value of $5.49 per award (1.3 million awards at $5.68 per award for the three months ended March 31, 2022). At March 31, 2023 there were 3.9 million awards outstanding under the Incentive Award Plan (5.1 million awards outstanding at December 31, 2022).

Deferred Share Unit Plan ("DSU Plan")

Baytex has a DSU Plan whereby each independent director of Baytex is entitled to receive a cash payment equal to the value of one Baytex common share on the date at which they cease to be a member of the Board. The awards vest immediately upon being granted and are expensed in full on the grant date. The units are recognized at fair value at each period end and are included in trade and other payables.

During the three months ended March 31, 2023, Baytex granted 0.2 million awards under the DSU Plan at a fair value of $5.49 per award (0.2 million awards at $5.68 per award for the three months ended March 31, 2022). At March 31, 2023, there were 1.2 million awards outstanding under the DSU Plan.

Equity Total Return Swaps

The Company uses equity total return swaps on the equivalent number of Baytex common shares in order to fix the aggregate cost of the Company's cash-settled plans including the Incentive Award Plan, the DSU Plan and the Share Award Incentive Plan, at the fair value determined on the grant date.

At March 31, 2023, an asset of $1.6 million associated with the equity total return swap was included in trade and other receivables (December 31, 2022 - $21.2 million).

12.    NET INCOME PER SHARE

Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted to common shares. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

	Three Months Ended March 31
	2023			2022
	Net income	Weighted average common shares (000s)	Net income per share	Net income	Weighted average common shares (000s)	Net income per share
Net income - basic	$51,441	545,062	$0.09	$56,858	565,518	$0.10
Dilutive effect of share awards	—	3,016	—	—	4,187	—
Net income - diluted	$51,441	548,078	$0.09	$56,858	569,705	$0.10

For the three months ended March 31, 2023 and March 31, 2022 no share awards were excluded from the calculation of diluted income per share as their effect was dilutive.

13.     PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales from contracts with customers for the Company's Canadian and U.S. operating segments is set forth in the following table.

	Three Months Ended March 31
	2023			2022
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$146,456	$142,011	$288,467	$180,156	$180,820	$360,976
Heavy oil	217,085	—	217,085	244,439	—	244,439
NGL	6,059	15,774	21,833	7,483	22,007	29,490
Natural gas sales	16,022	11,929	27,951	21,626	17,294	38,920
Total petroleum and natural gas sales	$385,622	$169,714	$555,336	$453,704	$220,121	$673,825

Included in accounts receivable at March 31, 2023 is $189.0 million of accrued production revenue related to delivered volumes (December 31, 2022 - $183.0 million).

14.    INCOME TAXES

The provision for income taxes has been computed as follows:

	Three Months Ended March 31
	2023	2022
Net income (loss) before income taxes	$68,084	$(9,564)
Expected income taxes at the statutory rate of 24.80% (2022 – 24.80%)	16,885	(2,402)
Change in income taxes resulting from:
Effect of foreign exchange	(30)	(1,848)
Effect of rate adjustments for foreign jurisdictions	(2,176)	(3,572)
Effect of change in deferred tax benefit not recognized (1)	(30)	9,292
Effect of internal debt restructuring	—	(67,301)
Adjustments, assessments and other	1,994	(591)
Income tax expense (recovery)	$16,643	$(66,422)
(1)A deferred income tax asset of $14.3 million remains unrecognized due to uncertainty surrounding future capital gains (December 31, 2022- $14.4 million). The unrecognized deferred income tax asset relates to realized and unrealized foreign exchange losses arising from the repayment of previously issued U.S. dollar denominated long-term notes and from the translation of U.S. dollar denominated long-term notes currently outstanding.

As disclosed in the 2022 annual financial statements, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency (the “CRA”) that denied $591.0 million of non-capital loss deductions that relate to the calculation of income taxes for the years 2011 through 2015. In September 2016, Baytex filed notices of objection with the CRA appealing each reassessment received. There has been no change in the status of these reassessments since an Appeals Officer was assigned to the Company's file in July 2018. Baytex remains confident that the original tax filings are correct and intends to defend those tax filings through the appeals process.

15.    FINANCING AND INTEREST

	Three Months Ended March 31
	2023	2022
Interest on Credit Facilities	$6,216	$3,039
Interest on long-term notes	12,094	17,344
Interest on lease obligations	65	44
Cash interest	$18,375	$20,427
Amortization of debt issue costs	524	695
Accretion on asset retirement obligations (note 9)	4,826	3,122
Financing and interest	$23,725	$24,244

16.    FOREIGN EXCHANGE

	Three Months Ended March 31
	2023	2022
Unrealized foreign exchange gain - intercompany notes (1)	$—	$(2,674)
Unrealized foreign exchange gain - long-term notes & Credit Facilities	(213)	(11,874)
Realized foreign exchange loss	150	203
Foreign exchange gain	$(63)	$(14,345)
(1)Baytex had a series of intercompany notes totaling US$601.0 million outstanding at December 31, 2021 that were issued from a Canadian functional currency subsidiary to a U.S. functional currency subsidiary. These notes were eliminated upon consolidation within the Statement of Financial Position and were revalued at the relevant foreign exchange rate at each period end. Foreign exchange gains or losses incurred within the Canadian functional currency subsidiary were recognized in unrealized foreign exchange gain or loss whereas those within the U.S. functional currency subsidiary were recognized in other comprehensive income. In January 2022 the intercompany notes were transferred from the Canadian functional currency subsidiary to another U.S. functional currency subsidiary. As a result, foreign exchange gains and losses incurred on these notes after the transfer are recognized in other comprehensive income.

17.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, financial derivatives, Credit Facilities, and long-term notes. The fair value of trade and other receivables and trade and other payables approximates carrying value due to the short term to maturity. The fair value of the Credit Facilities is equal to the principal amount outstanding as the Credit Facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is determined based on market prices.

The carrying value and fair value of the Company's financial instruments carried on the condensed consolidated statements of financial position are classified into the following categories:

	March 31, 2023		December 31, 2022
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
Fair value through profit and loss
Financial derivatives	$19,315	$19,315	$10,105	$10,105	Level 2
Total	$19,315	$19,315	$10,105	$10,105

Amortized cost
Cash	$6,445	$6,445	$5,464	$5,464	—
Trade and other receivables	233,411	233,411	228,485	228,485	—
Total	$239,856	$239,856	$233,949	$233,949

Financial Liabilities
Amortized cost
Trade and other payables	$(271,022)	$(271,022)	$(281,404)	$(281,404)	—
Credit Facilities	(407,473)	(409,653)	(383,031)	(385,394)	—
Long-term notes	(547,698)	(569,179)	(547,598)	(563,292)	Level 1
Total	$(1,226,193)	$(1,249,854)	$(1,212,033)	$(1,230,090)

There were no transfers between Level 1 and Level 2 during the three months ended March 31, 2023 and 2022.

Foreign Currency Risk

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
U.S. dollar denominated	US$16,109	US$6,980	US$434,066	US$430,171

Commodity Price Risk

Financial Derivative Contracts

Baytex had the following financial derivative contracts outstanding as of May 4, 2023:

	Remaining Period	Volume	Price/Unit (1)	Index
Oil
Basis differential (2)	May 2023 to Dec 2023	1,500 bbl/d	Baytex pays: MSW Baytex receives: WTI less US$2.50/bbl	MSW
Basis differential (2)	May 2023 to Dec 2023	5,000 bbl/d	Baytex pays: WCS differential at Hardisty Baytex receives: WCS differential at Houston less US$8.10/bbl	WCS
Collar (3)(4)	May 2023 to Dec 2023	14,500 bbl/d	US$60.00/US$100.00	WTI
Put option (4)	May 2023 to Dec 2023	5,000 bbl/d	US$60.00	WTI
(1)Based on the weighted average price per unit for the period.
(2)Contracts that fix the basis differential between certain oil reference prices.
(3)As of March 31, 2023, Baytex had 3-way option contracts with a total volume of 9,500 bbl/d with an average sold put price of US$61.58/bbl, an average bought put price of US$78.37/bbl and an average sold call price of US$96.12/bbl along with a 5,000 bbl/d collar contract with a bought put price of US$60.00/bbl and sold call price US$94.00/bbl. On May 3, 2023 the Company restructured these hedges into a collar with a bought put price of US$60.00/bbl and sold call price US$100.00/bbl and received US$11.3 million.
(4)Contract entered subsequent to March 31, 2023.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Three Months Ended March 31
	2023	2022
Realized financial derivatives (gain) loss	$(5,415)	$84,366
Unrealized financial derivatives (gain) loss	(9,210)	156,261
Financial derivatives (gain) loss	$(14,625)	$240,627

18.    CAPITAL MANAGEMENT

The Company's capital management objective is to maintain financial flexibility and sufficient sources of liquidity to execute its capital programs, while meeting short and long-term commitments. Baytex strives to actively manage its capital structure in response to changes in economic conditions. At March 31, 2023, the Company's capital structure was comprised of shareholders' capital, long-term notes, trade and other receivables, trade and other payables, cash and the Credit Facilities.

In order to manage its capital structure and liquidity, Baytex may from time to time issue equity or debt securities, enter into business transactions including the sale of assets or adjust capital spending to manage current and projected debt levels. There is no certainty that any of these additional sources of capital would be available if required.

The capital intensive nature of Baytex's operations requires the maintenance of adequate sources of liquidity to fund ongoing exploration and development. Baytex's capital resources consist primarily of Adjusted Funds Flow, available Credit Facilities and proceeds received from the divestiture of oil and gas properties. The following capital management measures and ratios are used to monitor current and projected sources of liquidity.

Total Debt and Net Debt

The Company uses total debt and net debt to monitor its current financial position and to evaluate existing sources of liquidity. The Company defines total debt to be the sum of our credit facilities and long-term notes outstanding adjusted for unamortized debt issuance costs. To arrive at net debt, the Company also adjusts for trade and other payables, cash, and trade and other receivables. Baytex also uses total debt and net debt projections to estimate future liquidity and whether additional sources of capital are required to fund ongoing operations. Baytex uses a net debt to adjusted funds flow ratio calculated on a twelve-month trailing basis to monitor the Company's existing capital structure and future liquidity requirements.

The following table reconciles Total Debt and Net Debt to amounts disclosed in the primary financial statements.

	March 31, 2023	December 31, 2022
Credit Facilities	$407,473	$383,031
Unamortized debt issuance costs - Credit Facilities (note 7)	2,180	2,363
Long-term notes	547,698	547,598
Unamortized debt issuance costs - Long-term notes (note 8)	6,653	6,999
Total Debt	$964,004	$939,991
Trade and other payables	271,022	281,404
Cash	(6,445)	(5,464)
Trade and other receivables	(233,411)	(228,485)
Net Debt	$995,170	$987,446
Net Debt to Adjusted Funds Flow	0.9	0.8

Adjusted Funds Flow

Adjusted funds flow is used to monitor operating performance and the Company's ability to generate funds for exploration and development expenditures and settlement of abandonment obligations. Adjusted funds flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital and asset retirements obligations settled during the applicable period.

Adjusted Funds Flow is reconciled to amounts disclosed in the primary financial statements in the following table.

	Three Months Ended March 31
	2023	2022
Cash flows from operating activities	$184,938	$198,974
Change in non-cash working capital	39,054	77,340
Asset retirement obligations settled	4,126	3,293
Transaction costs	8,871	—
Adjusted Funds Flow	$236,989	$279,607